

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 24, 2016

Via E-mail
Jeffrey Raymond
President and Chief Executive Officer
Jensyn Acquisition Corp.
800 West Main Street, Suite 204
Freehold, NJ 07728

> **Re:** **Jensyn Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2016**
> **File No. 333-208159**

Dear Mr. Raymond:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee Table

1.   Please revise the fee table to register the rights included as part of the units underlying the Representative Unit Purchase Option.

Prospectus Cover Page

2.   Briefly disclose here that you have also agreed to sell to Chardan Capital Markets, LLC, on the effective day of the registration statement, an option to purchase up to a total of 400,000 units exercisable at $12.00 per unit commencing on the later of the consummation of a business combination and six months from the date of the prospectus. In this regard we note that you listed the option and the underlying securities in the

calculation of registration fee table. In addition, please have counsel revise its legal opinion to opine on the legality of the Representative Unit Purchase Option and its underlying securities.

Exhibits

General

3.   We note that in Amendment No. 1 to the registration statement filed on February 5, 2016, you had indicated that the Registration Rights Agreement between the company and Chardan Capital Markets, LLC would be filed by amendment. Please tell us why you have removed this exhibit or revise the exhibit index to restore this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Philip D. Forlenza, Esq.